SIMPSON THACHER & BARTLETT LLP

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(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

September 9, 2020

VIA EDGAR

Re:	Academy Sports and Outdoors, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on September 1, 2020
CIK No. 0001817358

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Academy Sports and Outdoors, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) relating to the proposed initial public offering of shares of the Company’s common stock. The Company has prepared the Registration Statement in response to the Staff’s comment in its letter, dated September 4, 2020, relating to the above-referenced Amendment No. 2 to the draft registration statement on Form S-1 (the “Comment Letter”), to reflect that it has been filed rather than confidentially submitted and to otherwise update its disclosure.

The filing fee in the amount of $12,980 was deposited by wire transfer of same-day funds to the Commission’s account at U.S. Bank in St. Louis, Missouri on September 8, 2020, as required by Rule 111 of the Securities Act of 1933, as amended.

In addition, we are providing the following response to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. The response and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	September 9, 2020

Our Performance Improvement Initiatives, page 4

1.

We note the statement from your response to our prior comment letter dated August 26, 2020, that “it is difficult to ascertain with precision what portion of its increased comparable sales during the first half of 2020 is attributable to the increase in ecommerce sales due to the COVID-19 pandemic as compared to the impact of the business improvements... .” Please include similar disclosure in your registration statement.

The Company advises the Staff it has revised its disclosure on pages 4, 68 and 97 accordingly.

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Please do not hesitate to call me at (212) 455-2948 with any questions or comments regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Patrick Kuhn
Linda Cvrkel
Cara Wirth Erin Jaskot

Academy Sports and Outdoors, Inc.
Ken C. Hicks

Latham & Watkins LLP
Marc Jaffe
Ian Schuman

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